ASX RELEASE | July 23, 2020 | ASX:PLL; NASDAQ:PLL

PIEDMONT ACHIEVES MILESTONE WITH PRODUCTION OF
BATTERY QUALITY LITHIUM HYDROXIDE

•	Bench-scale lithium hydroxide testwork has been successfully completed at SGS Canada
•	Testwork results compare favorably with current battery quality market specifications

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to announce that it has completed a bench-scale testwork program at SGS Canada, Inc. (“SGS”) in Lakefield, Ontario to produce initial quantities of battery-quality lithium hydroxide monohydrate.  Lithium hydroxide was produced from spodumene concentrate produced at SGS from core samples taken from the Piedmont Lithium Project (“Project”).  Quality results compare favorably with current market specifications for battery quality lithium hydroxide.  Testwork results are shown in Table 1.
Table 1 – Results of Piedmont Lithium Hydroxide Testwork Compared with Industry Specifications
Product	Unit	PLL Results	China Spec[1]	Livent Spec[2]	Ganfeng Spec[2]
LiOH	(%)	>56.5	≥56.5	56.5	56.5
Na	ppm	<20	≤80	20	20
K	ppm	<10	≤20	10	10
Fe	ppm	<2	≤8	5	5
Ca	ppm	<9	≤200	15	15
Cu	ppm	<1	-	5	5
Mg	ppm	<0.7	-	-	10
Si	ppm	8	-	30	30
Cl	ppm	<10	≤50	20	20
SO4	ppm	<100	≤150	100	100
CO2%		0.48	0.40	0.35	0.50
1.	GB/T 8766-2013 T2
2.	Company sources
The program results demonstrate the ability of Piedmont to concentrate and produce battery-quality lithium hydroxide via an ‘ore-to-hydroxide’ conversion route which is consistent with the chemical plant process design in the Company’s recently completed lithium chemical plant prefeasibility study.
Keith D. Phillips, President and Chief Executive Officer, commented: “The successful production of battery quality lithium hydroxide from ore samples taken from the Company’s drill core represents a major milestone for Piedmont Lithium.  The Carolina Tin-Spodumene Belt is renowned for its pure spodumene mineralogy, and we are very pleased that this testwork program confirms the low-impurity profile of our 100%-owned mineral resource.  With Austin Devaney now on board as our VP - Sales & Marketing, we look forward to sharing these results with prospective customers in the automotive, battery and cathode businesses, as we advance in our goal of becoming a leading American lithium hydroxide producer.”
For further information, contact:
Keith Phillips	Tim McKenna
President & CEO	Investor and Government Relations
T: +1 973 809 0505	T: +1 732 331 6457
E: kphillips@piedmontlithium.com	E: tmckenna@piedmontlithium.com

Bench-Scale Lithium Hydroxide Testwork Program
To support lithium conversion testwork Piedmont prepared a spodumene concentrate sample using dense medium and flotation processing.  The results of the concentrate sample preparation were previously reported on May 13, 2020.  Refer to Company announcement “Piedmont Completes Additional Testwork to Produce High Grade Spodumene and Byproduct Concentrates.”  A testwork program was designed to run small-scale optimization tests and bulk tests to carry the concentrate sample through to battery quality lithium hydroxide.  Figure 1 describes the overall testwork plan.
Figure 1 – Block Flow Diagram of the LiOH Conversion Testwork Program
The bench-scale lithium hydroxide testwork program was a multi-step effort that includes extraction of lithium from spodumene, several stages of impurity removal, and a sequence of crystallization steps.  A summary of the steps involved is outlined in this announcement.
Step 1 - Calcination
To extract lithium from spodumene concentrate the spodumene must be converted from alpha-phase to leachable beta- and gamma- phase at high temperature.  In the program the spodumene concentrate sample was calcined in a pilot kiln at approximately 1050°C for approximately 1 hour to achieve this conversion.

Figure 2 – SGS pilot kiln setup and calcination operation in progress

Figure 3 – Beta-spodumene product after calcination (left) and after milling (right)
Step 2 – Acid Roasting
The beta-spodumene was then roasted in a pilot-scale kiln by mixing it with sulfuric acid and heating to 250°C for roughly 30 minutes to complete the roasting process.
Figure 4 – Acid roasted calcined spodumene (left) and residual solids after water leach (right)

Step 3 – Water Leach
Lithium was then extracted from the roasted product by a water leach process.  The acid roasted concentrate was mixed with hot water at about 60°C in a reactor for 60 minutes to extract lithium into solution.
Steps 1-3 of the testwork program are critical in the overall recovery of lithium from spodumene concentrate.  The resulting solution after water leach contains predominantly lithium sulfate with other impurities and is referred to as pregnant leach solution (“PLS”).
Step 4 – Impurity Removal
Impurity removal from the PLS is a multi-step process including several stages of pH adjustment, filtration, and ion exchange to remove metals from lithium solution prior to crystallization.
•
Primary impurity removal was achieved by raising the slurry pH by adding hydrated lime and bubbling air through the slurry.  The solids produced were then filtered out of the solution and washed to maximize lithium recovery.

•	The solution then underwent an evaporation stage to increase the concentration of lithium in solution.
•
Secondary impurity removal was completed by a further raising of solution pH through addition of sodium hydroxide and subsequently adding sodium carbonate.  The solids produced were then filtered out of solution and washed to maximize lithium recovery.

•	Final impurity removal was undertaken by passing the solution through an ion exchange column at elevated temperature using a specialized resin.
•	The product solution from ion exchange underwent a pH adjustment step.
Step 5 – Causticization
Causticization involved the addition of sodium hydroxide to the PLS following impurity removal.  Excess sodium hydroxide was added to the lithium sulfate solution to complete this step.
Step 6 – Sodium Sulfate Removal
Sodium sulfate was removed from the causticized PLS by lowering the temperature to approximately -5 °C for an extended time.  This reaction produced sodium sulfate crystals, called Glauber’s salt.  The Glauber’s salt crystals were filtered out of the solution and washed.  The PLS was then rechilled to further reduce the sodium sulfate through a second Glauber’s salt crystallization and filtration step. At the conclusion of Step 6 some sodium sulfate remained in the PLS after Glauber’s salt crystallization.
Step 7 – 1st Stage Crystallization
First stage lithium hydroxide crystals were prepared by evaporating the PLS to a sodium sulfate concentrate of 18% (weight/weight basis) in two batches.  The resultant crystals were first filtered and then washed using hot distilled water.

Figure 5 – Filtration of First Stage Crystals (left) and First Stage Crystals (right)
Step 8 – 2nd Stage Crystallization
The first stage crystals were then re-dissolved to a target concentration of 128 g/L LiOH.  This near saturated solution was then recrystallized by evaporation.  The resulting second stage crystals were filtered and washed with distilled water.  The crystals were then filtered and dried.  Additional 2nd stage lithium hydroxide crystals were prepared from filtrate and wash solutions from the initial 2nd stage crystal production.
The assay results in this announcement are the certified analysis of both samples of 2nd stage lithium hydroxide crystals.
Figure 6 – Final Filtered 2nd Stage LiOH Crystals

About Piedmont Lithium
Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project, a pre-production business targeting the manufacturing of 22,700 t/y of battery quality lithium hydroxide in North Carolina, USA to support electric vehicle and battery supply chains in the United States and globally.  Piedmont’s premier southeastern USA location is advantaged by favorable geology, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.  Piedmont has reported 27.9Mt of Mineral Resources grading at 1.11% Li2O located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, which historically provided most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina.
Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The Project’s Core Property Mineral Resource of 25.1Mt @ 1.13% Li2O comprises Indicated Mineral Resources of 12.5Mt @ 1.13% Li2O and Inferred Mineral Resources of 12.6Mt @ 1.04% Li2O. The Central Property Mineral Resource of 2.80Mt @ 1.34% Li2O comprises Indicated Mineral Resources of 1.41Mt @ 1.38% Li2O and 1.39Mt @ 1.29% Li2O. The information contained in this announcement has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.
Competent Persons Statement
The information in this announcement that relates to Metallurgical Testwork Results is based on, and fairly represents, information compiled or reviewed by Dr. Jarrett Quinn, a Competent Person who is a Registered Member of Ordre des Ingénieurs du Québec’, a ‘Recognized Professional Organization’ (RPO). Dr. Quinn is consultant to Primero Group. Dr. Quinn has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Mineral Resources and Ore Reserves’. Dr. Quinn consents to the inclusion in the report of the matters based on information in the form and context in which it appears.
The information in this announcement that relates to Exploration Results (other than Metallurgical Testwork Results), Exploration Targets, Mineral Resources, Concentrator Process Design, Concentrator Capital Costs, Concentrator Operating Costs, Mining Engineering and Mining Schedule is extracted from the Company’s ASX announcements dated May 26, 2020, June 25, 2019, April 24, 2019, and September 6, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.

This announcement has been authorized for release by the Company’s CEO, Mr. Keith Phillips

Appendix 2: JORC Table 1 Checklist of Assessment and Reporting Criteria
Section 1 Sampling Techniques and Data
Criteria	JORC Code explanation	Commentary
Sampling techniques
>Nature and quality of sampling (e.g. cut channels, random chips, or specific specialised industry standard measurement tools appropriate to the minerals under investigation, such as downhole gamma sondes, or handheld XRF instruments, etc.). These examples should not be taken as limiting the broad meaning of sampling.
>Include reference to measures taken to ensure sample representivity and the appropriate calibration of any measurement tools or systems used.
>Aspects of the determination of mineralisation that are Material to the Public Report. In cases where ‘industry standard’ work has been done this would be relatively simple (e.g. ‘reverse circulation drilling was used to obtain 1 m samples from which 3 kg was pulverised to produce a 30 g charge for fire assay’). In other cases, more explanation may be required, such as where there is coarse gold that has inherent sampling problems. Unusual commodities or mineralisation types (e.g. submarine nodules) may warrant disclosure of detailed information.

Metallurgical Samples:  Spodumene concentrate was produced on a composited sample of Piedmont ore.  The sample was a composite of ½ NQ core selected from mineralized zones from the Phase 2 and Phase 3 drill programs.  Drill core samples were divided, based on lithology, into two parts samples; one consisting of pegmatite, and the other consisting of amphibolite or ‘waste’ which is not included in the Company’s Mineral Resources.  A composite sample was produced using the mineralized pegmatite.  The mass of the composite sample was approximately 1750 kg.
Specifically, the composite sample consisted of selected mineralized zones from holes 18-BD-137, 18-BD-138, 18-BD-140, 18-BD-142 through 18-BD-156 inclusive, 18-BD-159 through 18-BD-164 inclusive, 18-BD-166, 18-BD-167, 18-BD-168, 18-BD-170 through 18-BD-187 inclusive, 18-BD-190, 18-BD-192, 18-BD-193, 18-BD-195 through 18-BD-208 inclusive, 18-BD-210 through 18-BD-213 inclusive, 18-BD-215 through 18-BD-221 inclusive, 18-BD-223 through 18-BD-226 inclusive, 18-BD-228 through 18-BD-231 inclusive, 18-BD-235, 18-BD-236, 18-BD-237, 18-BD-239, 18-BD-240, 18-BD-240, 18-BD-242 through 18-BD-246 inclusive.
All samples were shipped to SGS laboratories in Lakefield, Ontario.
The composite sample has a head grade of 1.25% Li2O and 0.38% Fe2O3.  Head grades have a reporting accuracy of ±0.1%.
The testwork methodology and quality of the spodumene concentrate produced from these samples was previously announced by the Company on May 13, 2020.  Refer to Company announcement “Piedmont Completes Additional Testwork to Produce High Grade Spodumene and Byproduct Concentrates”.

Drilling techniques
>Drill type (e.g. core, reverse circulation, open-hole hammer, rotary air blast, auger, Bangka, sonic, etc.) and details (e.g. core diameter, triple or standard tube, depth of diamond tails, face-sampling bit or other type, whether core is oriented and if so, by what method, etc.).

All diamond drill holes were collared with HQ and were transitioned to NQ once non-weathered and unoxidized bedrock was encountered.  Drill core was recovered from surface.
Oriented core was collected on all drill holes using the REFLEX ACT III tool by a qualified geologist at the drill rig. The orientation data is currently being evaluated.

Drill sample recovery
>Method of recording and assessing core and chip sample recoveries and results assessed.
>Measures taken to maximise sample recovery and ensure representative nature of the samples.
>Whether a relationship exists between sample recovery and grade and whether sample bias may have occurred due to preferential loss/gain of fine/coarse material.

The core was transported from the drill site to the logging facility in covered boxes with the utmost care. Once at the logging facility, the following procedures were carried out on the core:
1.Re-aligning the broken core in its original position as closely as possible.
2.The length of recovered core was measured, and meter marks clearly placed on the core to indicate depth to the nearest centimeter.
3.The length of core recovered was used to determine the core recovery, which is the length of core recovered divided by the interval drilled (as indicated by the footage marks which was converted to meter marks), expressed as a percentage. This data was recorded in the database. The core was photographed wet before logged.
4.The core was photographed again immediately before sampling with the sample numbers visible.
Sample recovery was consistently good except for zones within the oxidized clay and saprolite zones.  These zones were generally within the top 20m of the hole.  No relationship is recognized between recovery and grade.  The drill holes were designed to intersect the targeted pegmatite below the oxidized zone.

Logging	>Whether core and chip samples have been geologically and geotechnically logged to a level of detail to support appropriate Mineral Resource estimation, mining studies and metallurgical studies.
Geologically, data was collected in detail, sufficient to aid in Mineral Resource estimation.
Core logging consisted of marking the core, describing lithologies, geologic features, percentage of spodumene and structural features measured to core axis

Criteria	JORC Code explanation	Commentary
	>Whether logging is qualitative or quantitative in nature. Core (or costean, channel, etc.) photography. >The total length and percentage of the relevant intersections logged.	The core was photographed wet before logging and again immediately before sampling with the sample numbers visible. All the core from the holes utilized in sample preparation was logged.
Sub-sampling techniques and sample preparation
>If core, whether cut or sawn and whether quarter, half or all core taken.
>If non-core, whether riffled, tube sampled, rotary split, etc. and whether sampled wet or dry.
>For all sample types, the nature, quality and appropriateness of the sample preparation technique.
>Quality control procedures adopted for all sub-sampling stages to maximise representivity of samples.
>Measures taken to ensure that the sampling is representative of the in situ material collected, including for instance results for field duplicate/second-half sampling.
>Whether sample sizes are appropriate to the grain size of the material being sampled.

Metallurgical Samples: Samples were composites of sawn ½ NQ core from select mineralized and non-mineralized zones from the Phase 3 drill program.
Metallurgical tests reported in this release were conducted on subsamples of the composite sample.  The composite sample had a head grade of 1.25% Li2O and 0.38% Fe2O3.  Head grades have a reporting accuracy of ±0.1%.
The mass of the composite sample was approximately 1750 kg.
All samples were shipped to and prepared at SGS laboratories in Lakefield, Ontario.
Composite samples were prepared with mineralized core intercepts.  Non-mineralized (waste rock) was not included in the sample.

Quality of assay data and laboratory tests
>The nature, quality and appropriateness of the assaying and laboratory procedures used and whether the technique is considered partial or total.
>For geophysical tools, spectrometers, handheld XRF instruments, etc., the parameters used in determining the analysis including instrument make and model, reading times, calibrations factors applied and their derivation, etc.
>Nature of quality control procedures adopted (e.g. standards, blanks, duplicates, external laboratory checks) and whether acceptable levels of accuracy (i.e. lack of bias) and precision have been established.

The focus of the bench scale lithium hydroxide conversion testwork program undertaken by SGS was to prepare battery quality lithium hydroxide samples from a combined Dense Medium Separation and Locked Cycle Flotation spodumene concentrates.
A 32.5 kg sample of spodumene concentrate was composited for bulk conversion tests.
Numerous sighter tests were performed on the bulk sample to test various conditions of calcination, acid roasting, water leach, and primary and secondary impurity removal.
Based on the results of the different sighter tests at each process step.  The bulk sample was subjected to the following overall conversion process:
-Continuous calcination at 1050°C for ca. 1 hour at temperature
-Acid mixing (40% stoichiometric excess sulfuric acid using 96% H2SO4) and roasting at 250° for 30 minutes at temperature.  A target feed rate in SGS pilot kiln of 2.4 kg/h was used.
-Water leach using hot water at 60°C at 40% solids (w/w) in a 100 L leach reactor for 60 minutes
-Primary impurity removal (PIR) by raising pH to 5.5 using a 20% hydrated lime slurry while bubbling air though the reactor.  Maintain 60°C temperature and maintain target pH for 30 minutes.  Filter and wash cake by displacement wash with DI water.
-Transfer PIR solution to 50 L reactor.  Evaporate the pregnant leach solution (PLS) to a target concentration of 20000 mg/L lithium.  Adjust pH to 6.0 through addition of 20% lime slurry and maintain pH for 30 minutes and filter.
-Secondary Impurity Removal (SIR), add 50% NaOH solution to raise the PLS to target pH 10.0 at 65°C.
-Complete SIR by dosing 25% Na2CO3 on 15-minute intervals at pre-determined stoichiometric ratios. Filter the solution and retain filtrate.
-Impurity Removal by Ion Exchange (IX).  Conduct IX in a 25mm x 300 mm column using Lanxess MDS TP208 resin.
-IX column elution using 4 Bed Volumes (BV) of 2M HCl solution at a rate of 4 BV/h at ambient temperature.  Complete elution rinse using 5 BV of DI water at a rate of 4 BV/h at ambient temperature.
-IX column regeneration using 4 BV of 1M NaOH solution at a rate of 4 BV/h at ambient temperature.  Complete regeneration rinse using 5BV of DI water at a rate of 4BV/h at ambient temperature.

Criteria	JORC Code explanation	Commentary

>Pass PLS through IX column at 10 BV/h at 60°C.  Rinse column with 1BV of DI water at a rate of 4 BV/h.  Combine PLS and wash discharge.
>Remove carbonate from the IX column filtrate by three-stage pH adjustment.  In a 20 L reactor at IX filtrate and sparge nitrogen.  pH is lowered to 2.0 through interval addition of 96% sulfuric acid.  Maintain pH for 30 minutes.  Raise pH to 10.0 using 50% sodium hydroxide.  Once at target pH maintain for 30 minutes.  Repeat 3 tests.
Causticization and Glauber’s salt removal
>In a 10 L reactor mix PLS with 105% molar ratio to lithium of 50% NaOH solution.
>Cool the reactor to target temperature of -5°C.
>After maintaining temperature for 1 hour, filter reactor contents and return the PLS to the reactor.
>Re-cool the solution to target temperature of -5°C and seed solution with 1-2 g of sodium sulfate crystals.
>After 1 hour at target temperature stop the test.  Wash the resulting solids with ice cold water.  Combine all filtrate and wash.
1st Stage Crystallization
>Add PLS to 3 L reactor with N2 gas blanket, no sparging (1 L/min @ 20psig) and start vacuum, boil the PLS to a target Na2SO4 concentration of 18%w/w.
>Filter the hot slurry on 150 mm Whatman #541 filter paper.  Weigh wet solids.
>Flood wash solids with a matching weight of 60°C wash solution from crystallization sighter tests.
>Weigh wet solids and flood wash solids with a matching weight of 60°C DI water.  Repeat DI water wash.
>Dry solids at 40°C under argon blanket.
>Repeat procedure as required based on PLS volume and reactor size.
Dissolution
>Set up 3 L reactor with N2 gas blanket, no sparging (1 L/min @ 20psig)
>Add 1st stage crystals to the reactor and an amount of DI water to dissolve solids to a target concentration of 128 g/L of LiOH.
>Heat the solution to 80°C.
>Pass the solids through a Millipore (45µm) filter and discard solids.
2nd Stage Crystallization
>Add filtered solution to a 1.5 L reactor with N2 gas blanket, no sparging (1L/min @ 20psig) and start vacuum
>Boil the PLS to a target Na2SO4 concentration of 0.06%
>Filter the hot slurry on 150 mm Whatman #541 filter paper
>Weigh wet solids and flood wash solids with a matching weight of hot (60°C) DI water.  Repeat DI water wash a total of 3 times.
>Dry solids at 40°C under argon blanket. Once dry, submit solids for assay
>Repeat procedure as required based on PLS volume and reactor size.
All samples were analyzed at the SGS laboratory in Lakefield, Ontario. All elements were analyzed using code ICP-OES GC_ICP04D which uses an HCl digestion for soluble salts with the exception of:
>Chlorides were analyzed using nitric acid leach UV spectrophotometer using analysis code GC_CLA27E.
>CO3 was analyzed using inorganic C as CO3 by coulometry using analysis code GE_CSB02V.  For reporting purposes CO3 was converted to CO2 by dividing the reported CO3 value by 1.36353
>Fluoride was analyzed by Routine Fluoride by ISE probe using analysis code GC/GT_ISE05V.
>Sodium was by FAAS using an HCl digestion for soluble salts using analysis code GC_AAS04D.

Criteria	JORC Code explanation	Commentary

>Sulfate was analyzed by Ion Chromatography using analysis code ME-CA-[ENV]IC-LAK-AN-001.
Two samples of 2nd stage crystals have been produced so far in the bench-scale testwork program.  Assay results for each sample are reported below:

	Parameter	Units	LiOH Sample No. 1	LiOH Sample No. 2
	LiOH	(%)	>56.5	>56.5
	Na	ppm	<20	<20
	K	ppm	<10	<10
	Fe	ppm	<2	<2
	Ca	ppm	<9	<9
	Cu	ppm	<1	<1
	Mg	ppm	<0.7	<0.7
	Si	ppm	8	13
	Cl	ppm	<10	<10
	SO4	(%)	<100	<100
	CO2	ppm	0.48	0.69
	Mn	ppm	<0.4	<0.4
	B	ppm	<4	<4
	Cr	ppm	<1	<1
	Al	ppm	<2	<2
	Ni	ppm	<6	<6
	Pb	ppm	<20	<20
	Zn	ppm	<7	<7
Verification of sampling and assaying
>The verification of significant intersections by either independent or alternative company personnel.
>The use of twinned holes.
>Documentation of primary data, data entry procedures, data verification, data storage (physical and electronic) protocols.
>Discuss any adjustment to assay data.

Metallurgical Sample: Representatives of Piedmont Lithium and multiple representatives of Primero Group have inspected the testwork.
Ernesto Bourricaudy of SGS directed the testwork program.  Dr. Jarrett Quinn of Primero Group reviewed the testwork and provided feedback during the course of the program.
No adjustments or calibrations were made to the primary analytical data reported for metallurgical testwork results for the purpose of reporting product qualities, assay grades or mineralized intervals.

Location of data points
>Accuracy and quality of surveys used to locate drill holes (collar and down-hole surveys), trenches, mine workings and other locations used in Mineral Resource estimation.
>Specification of the grid system used.
>Quality and adequacy of topographic control.

Drill collars were located with the Trimble Geo 7 which resulted in accuracies <1m.
All coordinates were collected in State Plane and re-projected to Nad83 zone17 in which they are reported.
Drill hole surveying was performed on each hole using a REFLEX EZ-Trac multi-shot instrument. Readings were taken approx. every 15 meters (50 feet) and recorded depth, azimuth, and inclination.

Data spacing and distribution
>Data spacing for reporting of Exploration Results.
>Whether the data spacing and distribution is sufficient to establish the degree of geological and grade continuity appropriate for the Mineral Resource and Ore Reserve estimation procedure(s) and classifications applied.
>Whether sample compositing has been applied.
N/A
Orientation of data in relation to geological structure	>Whether the orientation of sampling achieves unbiased sampling of possible structures and the extent to which this is known, considering the deposit type. >	N/A

Criteria	JORC Code explanation	Commentary

>If the relationship between the drilling orientation and the orientation of key mineralised structures is considered to have introduced a sampling bias, this should be assessed and reported if material.

Sample security	>The measures taken to ensure sample security.
Drill core samples were shipped directly from the core shack by the project geologist in sealed drums or similar containers using a reputable transport company with shipment tracking capability so that a chain of custody can be maintained.  Each drum was sealed with a security strap with a unique security number. The containers were locked in a shed if they were stored overnight at any point during transit, including at the drill site prior to shipping. The laboratory confirmed the integrity of the rice bag seals upon receipt

Metallurgical samples – all metallurgical samples were transported to SGS laboratories in Lakefield, Ontario.

Audits or reviews	>The results of any audits or reviews of sampling techniques and data.
Metallurgical Sample:  Representatives of Piedmont Lithium and Dr. Jarrett Quinn have inspected the testwork prior to 1 March 2020.  Due to travel limitations associated with COVID-19, review of testwork from causticization, Glauber’s salt removal, and lithium hydroxide crystallization was completed remotely.
Ernesto Bourricaudy of SGS directed the testwork program.  Dr. Jarrett Quinn of Primero Group reviewed the testwork and provided feedback during the course of or the program.

Section 2 Reporting of Exploration Results
Criteria	JORC Code explanation	Commentary
Mineral tenement and land tenure status
>Type, reference name/number, location and ownership including agreements or material issues with third parties such as joint ventures, partnerships, overriding royalties, native title interests, historical sites, wilderness or national park and environmental settings.
>The security of the tenure held at the time of reporting along with any known impediments to obtaining a licence to operate in the area.

Piedmont, through its 100% owned subsidiary, Piedmont Lithium, Inc., has entered into exclusive option agreements with local landowners, which upon exercise, allows the Company to purchase (or long term lease) approximately 2,130 acres of surface property and the associated mineral rights from the local landowners.
There are no known historical sites, wilderness or national parks located within the Project area and there are no known impediments to obtaining a licence to operate in this area.

Exploration done by other parties	>Acknowledgment and appraisal of exploration by other parties.
The Project is focused over an area that has been explored for lithium dating back to the 1950’s where it was originally explored by Lithium Corporation of America which was subsequently acquired by FMC Corporation. Most recently, North Arrow explored the Project in 2009 and 2010.  North Arrow conducted surface sampling, field mapping, a ground magnetic survey and two diamond drilling programs for a total of 19 holes. Piedmont Lithium, Inc. has obtained North Arrow’s exploration data.

Geology	>Deposit type, geological setting and style of mineralisation.
Spodumene pegmatites, located near the litho tectonic boundary between the inner Piedmont and Kings Mountain belt.  The mineralization is thought to be concurrent and cross-cutting dike swarms extending from the Cherryville granite, as the dikes progressed further from their sources, they became increasingly enriched in incompatible elements such as Li, tin (Sn).  The dikes are considered to be unzoned.

Criteria	JORC Code explanation	Commentary
Drill hole Information
>A summary of all information material to the understanding of the exploration results including a tabulation of the following information for all Material drill holes:
>easting and northing of the drill hole collar
>elevation or RL (Reduced Level – elevation above sea level in metres) of the drill hole collar
>dip and azimuth of the hole
>down hole length and interception depth
>hole length.
>If the exclusion of this information is justified on the basis that the information is not Material and this exclusion does not detract from the understanding of the report, the Competent Person should clearly explain why this is the case.
N/A
Data aggregation methods
>In reporting Exploration Results, weighting averaging techniques, maximum and/or minimum grade truncations (e.g. cutting of high grades) and cut-off grades are usually Material and should be stated.
>Where aggregate intercepts incorporate short lengths of high grade results and longer lengths of low grade results, the procedure used for such aggregation should be stated and some typical examples of such aggregations should be shown in detail.
>The assumptions used for any reporting of metal equivalent values should be clearly stated.

Metallurgical Samples:  Spodumene concentrate was produced on a composited sample of Piedmont ore.  The sample was a composite of ½ NQ core selected from mineralized zones from the Phase 2 and Phase 3 drill programs.  Drill core samples were divided, based on lithology, into two parts samples; one consisting of pegmatite, and the other consisting of amphibolite or ‘waste’ which is not included in the Company’s Mineral Resources.  A composite sample was produced using the mineralized pegmatite.  The mass of the composite sample was approximately 1750 kg.
Specifically, the composite sample consisted of selected mineralized zones from holes 18-BD-137, 18-BD-138, 18-BD-140, 18-BD-142 through 18-BD-156 inclusive, 18-BD-159 through 18-BD-164 inclusive, 18-BD-166, 18-BD-167, 18-BD-168, 18-BD-170 through 18-BD-187 inclusive, 18-BD-190, 18-BD-192, 18-BD-193, 18-BD-195 through 18-BD-208 inclusive, 18-BD-210 through 18-BD-213 inclusive, 18-BD-215 through 18-BD-221 inclusive, 18-BD-223 through 18-BD-226 inclusive, 18-BD-228 through 18-BD-231 inclusive, 18-BD-235, 18-BD-236, 18-BD-237, 18-BD-239, 18-BD-240, 18-BD-240, 18-BD-242 through 18-BD-246 inclusive.
All samples were shipped to SGS laboratories in Lakefield, Ontario.
The composite sample has a head grade of 1.25% Li2O and 0.38% Fe2O3.  Head grades have a reporting accuracy of ±0.1%.
The testwork methodology and quality of the spodumene concentrate produced from these samples was previously announced by the Company on May 13, 2020.  Refer to Company announcement “Piedmont Completes Additional Testwork to Produce High Grade Spodumene and Byproduct Concentrates”.

Relationship between mineralisation widths and intercept lengths
>These relationships are particularly important in the reporting of Exploration Results.
>If the geometry of the mineralisation with respect to the drill hole angle is known, its nature should be reported.
>If it is not known and only the down hole lengths are reported, there should be a clear statement to this effect (e.g. ‘down hole length, true width not known’).
N/A

Criteria	JORC Code explanation	Commentary
Diagrams
>Appropriate maps and sections (with scales) and tabulations of intercepts should be included for any significant discovery being reported These should include, but not be limited to a plan view of drill hole collar locations and appropriate sectional views.
N/A
Balanced reporting
>Where comprehensive reporting of all Exploration Results is not practicable, representative reporting of both low and high grades and/or widths should be practiced to avoid misleading reporting of Exploration Results.
All of the relevant data for the Metallurgical Results available at this time has been provided in this report.
Other substantive exploration data
>Other exploration data, if meaningful and material, should be reported including (but not limited to): geological observations; geophysical survey results; geochemical survey results; bulk samples – size and method of treatment; metallurgical test results; bulk density, groundwater, geotechnical and rock characteristics; potential deleterious or contaminating substances.
N/A
Further work
>The nature and scale of planned further work (e.g. tests for lateral extensions or depth extensions or large-scale step-out drilling).
>Diagrams clearly highlighting the areas of possible extensions, including the main geological interpretations and future drilling areas, provided this information is not commercially sensitive.

Continued bench scale lithium hydroxide testwork using filtrate and wash liquors from the ongoing testwork program.
Continued bench scale lithium hydroxide conversion using dense medium concentrate which was produced at SGS Lakefield with results previously announced on May 13, 2020.
Future lithium conversion testwork using 3rd party spodumene concentrate of sufficient quantity to support planned definitive feasibility study.